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November 15, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Laura Nicholson

Re:	TORM plc Draft Registration Statement on Form 20-F Submitted October 13, 2017 CIK No. 0001655891

Dear Ms. Nicholson:

Reference is made to the draft confidential registration statement on Form 20-F (the "Draft Registration Statement") of TORM plc (the "Company") in connection with the registration of the Company's Class A common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended, that the Company confidentially submitted to the U.S. Securities and Exchange Commission (the "Commission") for review on September 8, 2017. By letter dated October 4, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Draft Registration Statement. The amended draft registration statement on Form 20-F (the "Amended Draft Registration Statement"), which responded to the Staff's comments contained in the Comment Letter, was confidentially submitted to the Commission for review on October 13, 2017. By telephone call on October 25, 2017, the Staff confirmed to the Company that it had no further comments to the Amended Draft Registration Statement, subject to the Staff's review of the Company's registration statement on Form 20-F (the "Form 20-F Registration Statement"), which is today being publicly filed via EDGAR with the Commission.

The Form 20-F Registration Statement contains updates for the passage of time since the submission of the Amended Draft Registration Statement and certain financial information of the Company in respect of the third quarter of 2017, which has been made publicly available by the Company via press release prior to the filing of the Form 20-F Registration Statement.

This public filing of the Form 20-F Registration Statement is being made by the Company at least 15 days prior to the requested effectiveness date of the Form 20-F Registration Statement.

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If you have any questions or comments concerning the enclosed, please feel free to telephone or e-mail the undersigned at (212) 574-1274;  billotti@sewkis.com or Gary Wolfe at (212) 574-1223;  wolfe@sewkis.com or Eliza Murray at (212) 574-1548; murray@sewkis.com.

Very truly yours, SEWARD & KISSEL LLP
By	/s/ Keith J. Billotti
Keith J. Billotti